Alston&Bird llp
90 Park Avenue
New York, New York 10016

212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

March 18, 2011

VIA:   Email and EDGAR

Ms. Kristina Aberg
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549

Re:	National Holdings Corporation Preliminary Proxy Statement on Schedule 14A Filed March 4, 2011 File No. 001-12629

Dear Ms. Aberg:

           At the request and on behalf of our client, National Holdings Corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on March 14, 2011, relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-12629) (the “Proxy”).  These responses have been prepared by the Company with our assistance.

Comment:

Preliminary Proxy Statement on Schedule 14A

General

1.
We note you are increasing the amount of authorized shares of common stock so as to have sufficient shares underlying convertible securities issued in recent financings, as discussed on page 12 of your preliminary proxy statement.  As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the convertible securities issued in these recent financings or tell us why it is not applicable.  If you determine that certain disclosure requirements of Item 11 are not applicable, please tell us the basis for such determination.  Refer to Note A to Schedule 14A.

Ms. Kristina Aberg
March 18, 2011

Response:

The Company proposes to amend its Proxy in the following manner:

pp. 12-13

Series C Preferred Stock

The Company currently has 3,416,691 outstanding shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”).  Each share of Series C Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of shares of Common Stock determined by dividing the initial Series C Preferred Stock price by the Series C conversion price in effect at the time of the conversion.  The initial Series C Preferred Stock price was $50, and the initial Series C conversion price was and remains $0.50.

From the date of the Securities Purchase Agreement, under which the Series C Preferred Stock was sold, dated July 10, 2010 (the “July 2010 Purchase Agreement”), until March 31, 2011 (the “Series C Participation Period”), the conversion price of the Series C Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series C Preferred Stock then in effect.  In addition, the Series C conversion price may be adjusted to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to our capital stock.

During the Series C Participation Period, the holders of the Series C Preferred Stock have a right of co-sale in the event the Company enters into an equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by the holders of the Series C Preferred Stock, such holders will have the right to sell their shares of Series C Preferred Stock (the “Series C Conversion Shares”) to such third party and receive the following consideration:  (i) during the 90-day period following the date of the July 2010 Purchase Agreement (the “Series C First Period”) $0.75 per Series C Conversion Share; (ii) during the 90-day period following the Series C First Period (the “Series C Second Period”) $1.00 per Series C Conversion Share; (iii) during the 90-day period following the Series C Second Period (the “Series C Third Period”) $1.25 per Series C Conversion Share; and (iv) during the period following the Series C Third Period until the expiration of the Series C Participation Period $1.50 per Series C Conversion Share.

The Company will not receive any further consideration upon the conversion of the Series C Preferred Stock.

Ms. Kristina Aberg
March 18, 2011

Series D Preferred Stock

The Company currently has 6,000,000 outstanding shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”).  Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of shares of Common Stock determined by dividing the initial Series D Preferred Stock price by the Series D conversion price in effect at the time of the conversion.  The initial Series D Preferred Stock price was $50, and the initial Series C conversion price was and remains $0.50.

From the date of the Securities Purchase Agreement, under which the Series D Preferred Stock was sold, dated September 29, 2010 (the “September 2010 Purchase Agreement”), until March 31, 2011 (the “Series D Participation Period”), the conversion price of the Series D Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series D Preferred Stock then in effect.  In addition, the Series D conversion price may be adjusted to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to our capital stock.

During the Series D Participation Period, the holders of the Series D Preferred Stock have a right of co-sale in the event the Company enters into an equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by the holders of the Series D Preferred Stock, such holders will have the right to sell their shares of Series D Preferred Stock (the “Series D Conversion Shares”) to such third party and receive the following consideration:  (i) during the 90-day period following the date of the September 2010 Purchase Agreement (the “Series D First Period”) $0.75 per Series D Conversion Share; (ii) during the 90-day period following the Series D First Period (the “Series D Second Period”) $1.00 per Series D Conversion Share; (iii) during the 90-day period following the Series D Second Period (the “Series D Third Period”) $1.25 per Series D Conversion Share; and (iv) during the period following the Series D Third Period until the expiration of the Series D Participation Period $1.50 per Series D Conversion Share.

The Company will not receive any further consideration upon the conversion of the Series D Preferred Stock.

Warrants

The Company has issued warrants to purchase a total of 14,798,941 shares of Common Stock (the “Warrants”).  The warrants issued in connection with the Series C and Series D Preferred Stock have a weighted average exercise price of $0.58 per share and vest 33% on the date of grant, and 33% on each of the first and second anniversaries of the date of grant.  Warrants expire five years from the date of vesting.  Until March 31, 2011, the warrants issued in conjunction with the Series C and Series D Preferred Stock have full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less that the exercise price of the warrants then in effect.  In addition, the number of shares of Common Stock subject to each warrant is subject to adjustment in the event of stock splits, dividends, distributions and similar adjustments to our capital stock.

Ms. Kristina Aberg
March 18, 2011

Assuming all of the warrants were exercised at their current exercise price, the Company would receive $8,613,658 in additional proceeds.  At this time, the Company has no stated plans for the use of those proceeds should the warrants be exercised.

Proceeds of the Transactions

We received aggregate proceeds from these transactions of $4,700,000, before the payment of placement agent fees and other expenses of the offerings.  We have used the proceeds to provide our broker dealer subsidiaries with additional capitalization and for general corporate purposes.

p. 27

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Items 7 (“Managements Discussion and Analysis of Financial Condition and Results of Operations”), 7A (“Quantitative and Qualitative Disclosures About Market Risk “), 8 (“Financial Statements and Supplementary Data”) and 9 (“Changes in and Disagreements with Accountants on Accounting and Financial Disclosure”) in the Company’s Form 10-K for the fiscal year ended September 30, 2010 are incorporated herein by reference.

Ms. Kristina Aberg
March 18, 2011

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:	Mark Goldwasser Chief Executive Officer National Holdings Corporation Leonard Sokolow President National Holdings Corporation Sandra B. Hunter U.S. Securities and Exchange Commission